Exhibit 99.2

BP p.l.c. AND SUBSIDIARIES
CAPITALIZATION AND INDEBTEDNESS

The following table shows the unaudited consolidated capitalization and indebtedness of the BP Group as of 30 June 2007 in accordance with IFRS:

30 June 2007 (Unaudited)

($ million)
Share Capital
Authorized share capital (1)	9,021

Capital shares (2-3)	5,291
Paid-in surplus (4)	10,245
Merger reserve (4)	27,206
Shares held by ESOP trusts	(164)
Available-for-sale investments	251
Cash flow hedges	23
Foreign currency translation reserve	5,115
Treasury shares	(22,148)
Share-based payment reserve	964
Retained earnings	61,766

BP shareholders’ equity	88,549

Finance debt (5-7)
Due within one year	11,566
Due after more than one year	12,188

Total finance debt	23,754

Total Capitalization (8)	112,303

(1)	Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.

(2)	Issued share capital as of 30 June 2007 comprised 19,133,972,522 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,943,757,560 ordinary shares which have been bought back and held in treasury by BP, and which are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(3)	Capital shares represent the common stock of BP which has been issued and is fully paid.

(4)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(5)	Finance debt recorded in currencies other than U.S. dollars has been translated into US dollars at the relevant exchange rates existing on 30 June 2007.

(6)	Obligations under finance leases are included within finance debt in the above table.

(7)	As of 30 June 2007, the parent company, BP p.l.c., had outstanding guarantees totalling US$20,456 million, of which US$20,400 million related to guarantees in respect of borrowings by its subsidiary undertakings. Thus 86% of the finance debt had been guaranteed by BP p.l.c. The group has no material outstanding contingent liabilities. All of the group’s finance debt is unsecured.

(8)	There has been no material change since 30 June 2007 in the consolidated capitalization, indebtedness or contingent liabilities of BP.